MAINSTREET CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

MAINSTREET CAPITAL PARTNERS, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS

EisnerAmper LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Mainstreet Capital Partners, LLC

We have audited the accompanying statement of financial condition of Mainstreet Capital Partners, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mainstreet Capital Partners, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.



EisnerAmper LLP

New York, New York
February 22, 2017

MAINSTREET CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	130,733
Prepaid expenses		25,104
Due from Parent		42,111
Other assets		9,683
Total assets	$	207,631

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other payables	$	45,287
Total liabilities		45,287
Member's equity		162,344
Total liabilities and member's equity	$	207,631

See notes to the statement of financial condition

2

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Mainstreet Capital Partners, LLC (the "Company") operates as a limited liability company under the laws of the State of Indiana. The Company is wholly-owned by Mainstreet Investment Company, LLC (the "Parent"). As of January 5, 2015, the Company became a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of January 2015. The Company provides private placement financing services.

2. **GOING CONCERN**

The Company's net losses raise substantial doubt regarding the Company's ability to maintain its operations. However, the Company has been able to sustain operations with the financial support of its Parent since the Company's inception. In order to sustain its operations, the Company will need continued support from its Parent, which the Parent intends to continue providing, as it has in the past, to enable the Company's management to pursue its plans to grow the Company into a profitable entity.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RISKS**

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes
The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2016, the Company has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax previsions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RISKS** *(continued)*

Fair value of financial instruments
At December 31, 2016, the carrying value of the Company's due from Parent, accrued expenses and other payables approximate their fair values due to their short term nature.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

4. **RELATED PARTY TRANSATIONS**

Through an expense sharing agreement with the Parent, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses. As of December 31, 2016, the Company had a net receivable from the Parent in the amount of $42,111 for expenses paid on behalf of the Parent.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $85,446 which exceeded the required minimum net capital of $5,000 by $80,446. Aggregate indebtedness at December 31, 2016 totaled $45,287. The Company's percentage of aggregate indebtedness to net capital was 53%.